FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2014

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Press Release dated August 14, 2014 entitled “AFP PROVIDA S.A. reports its results for the period ended June 30, 2014”

Item 1

For immediate release

Contact:
María Paz Yáñez
Chief Financial Officer
Phone: (56-2) 2351 1483
E-mail: myanezm@provida.cl

Santiago, Chile – August 14, 2014 – AFP PROVIDA S.A. (NYSE: PVD) announces its consolidated financial results for the period ended June 30, 2014. All figures are expressed in Chilean pesos, unless otherwise indicated, and are prepared in accordance with the International Financial Reporting Standards (IFRS).

AFP PROVIDA S.A. reports its results for the period ended June 30, 2014

GENERAL HIGHLIGHTS FOR THE FIRST HALF OF 2014

Ü   In the first half of 2014 (1H14), the Company recorded a profit of Ch$57,833.7 million, lower by Ch$42,611.8 million or 42.4% as compared to the profit recorded in the first half of 2013 (1H13). Such result was due to the one-time non- recurring profits generated in 1H13 from the sale of the equity interests held in foreign companies in Mexico and Peru (Ch$53,321.4 million, net of taxes). If such a gain on sale was isolated, the profit would have increased by 22.7% as compared to the first half of 2013.

Ü   Regarding the recurring business, revenues increased by Ch$4,514.4 million in the first half of 2014 explained by higher fees collected (Ch$5,225.4 million or 6.4%) due to higher mandatory contributions from the growth in the taxable salary base of contributors.

Ü   Operating expenses increased by Ch$6,141.4 million in 1H14, due to higher miscellaneous other operating expenses (Ch$2,256.4 million) mainly related to expenses incurred in the branding advertising campaign and the updating of IT systems. Additionally, the period recorded higher employee related expenses (Ch$2,429.5 million) mainly due to higher costs as the greater staff of the period aimed at improving the client services.

Ü   Depreciation and amortization expenses decreased by Ch$856.2 million due to the updating of our IT systems that led to a write down the software in the last quarter of 2013.

Ü   Mandatory investments recorded higher gains of Ch$16,578.0 million in 1H14, as the weighted average nominal return of pension funds was higher than the one recorded in 2013 (+8.29% vs. +1.46% in 1H13) as favorable contributions made by fixed and variable income, at both foreign and domestic levels.

Ü   Profits from equity accounted associates decreased by Ch$1,845.4 million, since the 1H13 included profits generated by the investee Administradora de Fondos de Cesantía (“AFC”) which ceased operations in October 2013.

Ü   Income tax expense decreased by Ch$9,958.5 million, mainly due to higher tax expenses for the sale of equity interests held in foreign associates were included in 1H13.

Ü   AFP Genesis (Ecuador), a consolidated subsidiary of AFP ProVida S.A. (“ProVida”), contributed in a profit of Ch$497.5 million in 1H14, a 52.4% decline as compared to the same period in 2013. Behind this evolution are lower revenues from the fees from investment portfolios.

Ü   As of June 30, 2014, ProVida continues leading the Chilean pension fund industry with a total of US$47,458.9 million of assets under management, equivalent to a market share of 28%. Additionally, ProVida is also a leader in terms of clients with an average portfolio of 3.3 million participants and 1.8 million of contributors, equivalent to market shares of 34% and 32%, respectively.

GENERAL HIGHLIGHTS FOR THE SECOND QUARTER OF 2014

Ü   The second quarter of 2014 (2Q14) recorded a profit of Ch$27,771.6 million, increasing by Ch$6,302.7 million or 29.4% with respect to the profit attained in the second quarter of 2013 (2Q13).

Ü   During the quarter, higher revenues of Ch$2,176.3 million were recorded, mainly due to higher fee income (Ch$2,509.1 million or 6.2%) from the growth in the taxable salary base of contributors.

Ü   Operating expenses increased by Ch$3,247.2 million in the 2Q14, due to higher miscellaneous other operating expenses (Ch$1,251.4 million) related to the Company’s branding campaign, as well as higher personnel expenses (Ch$1,273.5 million) as a consequence of higher headcount and higher salaries commission due to an increase in sales.

Ü   Mandatory investments recorded higher gains in the 2Q14, a favorable variance of Ch$11,635.0 million as compared to the losses recorded in the same quarter in 2013. This result due to the weighted average nominal return of pension funds was +4.25% in 2Q14 as compared to -0.46% recorded in the 2Q13.

Ü   The period recorded a lower gain of Ch$1,233.8 million generated by associates, as our investee Administradora de Fondos de Cesantia (“AFC”) ceased its operations in October 2013.

Ü   Income taxes increased by Ch$2,923.6 million as a higher profit before taxes were recorded in the quarter.

MAIN BUSINESS DRIVERS FOR THE FIRST HALF OF 2014

Business Drivers	Jun-14	Market Share

Average number of affiliates	3,320,300	34.5%
Average number of contributors	1,756,427	32.4%
Average number of pensioners	697,129	38.2%

Average salary base (US$ Million)	1,614.0	26.8%
AUM (US$ Million)	47,458.9	27.9%
Average real return of Pension Fund (Cum. Jun14)	5.06%
Pension Fund Type A real return (Cum. Jun14)	5.77%
Pension Fund Type B real return (Cum. Jun14)	5.30%
Pension Fund Type C real return (Cum. Jun14)	5.26%
Pension Fund Type D real return (Cum. Jun14)	4.48%
Pension Fund Type E real return (Cum. Jun14)	3.74%

Other Variables	Jun-14	Market Share

Average number of branches	67	30.2%
Average number of administrative employees	1,172	27.4%	(1)
Average number of sales agents	785	34.1%	(1)

(1) Market Share as of March, 2014

AFP PROVIDA S.A.
COMPARATIVE ANALYSIS FOR THE FIRST HALF OF 2014

According to the latest available information, the monthly economic activity index (IMACEC) grew by 0.8% yoy in June 2014, significantly below the market expectations (2%). This result is the lowest figure recorded since the 2010 earthquake. The cumulative economic activity index was a 2.2% in the first half of 2014. Local economic indicators show a slow pace of expansion of output and demand.

Regarding foreign trade balance, it showed a favorable surplus of US$3,038.0 million in first half of 2014, given the slight increase in exports and the decrease of imports. This surplus was higher than the figure recorded in the same period in 2013 which registered a deficit (US$430.6 million).

In 1H14, cumulative exports were US$39,019.4 million, a 0.5% increase as compared to 1H13. This increase was driven by higher industrial exports (representing 36% of total exports), due to higher exports in food (13%) mainly related to salmon and metal products, machinery and equipment (14%) related to transportation equipment. The latter was slightly offset by the decreased mining exports (representing 54% of total exports) primarily due to decreased copper exports (1%).

Likewise, imports totaled US$35,981.3 million, dropping by 8.3% as compared to 1H13. This decrease was caused by lower intermediate goods imports (representing 55% of total imports) mainly due to lower imports of oil (7%) and chemicals (11%). Additionally, there were lower imports of capital goods (representing 17% of total imports) mainly transport vehicles (26%) and mining and construction machinery (56%).

The Consumer Price Index (CPI) had a 2.5% cumulative increase in the first half of 2014 and 4.3% in twelve-month period ended June 30, 2014, exceeding the target of the Central Bank for the third consecutive month. Such cumulative variation was mainly the outcome of growth in Transport (3.5% with an effect of 0.51 p.p., Food and non-alcoholic beverages (2.4% with an effect of 0.46 p.p.), Education (5.1% with an effect of 0.41 p.p.) and Utilities (2.6% with an effect of 0.46 p.p.), which were partially offset by the drop observed in Clothing and footwear (-3.2% with an effect of -0.14 p.p.). Both the underlying indicators (CPIX (Core consumer price index which excludes fresh food and gasoline prices) and CPIX1 (CPIX without fresh meats and fish, regulated rates, indexed prices and financial service increased 0.1% m/m (4.0% yoy and 3.8% yoy, respectively).

Regarding the Monetary Policy Interest Rate, the Central Bank in its monthly monetary policy meeting held on July 15, 2014, decided to lower the monetary policy interest rate by 25 basis points, to 3.75% annual. The Central Bank report confirms the outlook of recovery of the developed economies, particularly the United States, while growth forecasts for emerging markets have deteriorated. Locally, Chilean economic indicators show that the pace of expansion of output and demand has slowed further. The drop in investment was accompanied by a slowdown in private consumption. Despite signs of less dynamism in the labor market, the unemployment rate remains low. Although inflation reached 4.3% yoy, above the target of the Central Bank, the medium-term inflation expectations remained at 3% annually (a relevant horizon for the monetary policy). Also the recently low monthly increases in the CPI and its underlying indicators give to the Central Bank the possibility of reducing the Monetary Policy Interest Rate in the upcoming months.

In relation to the labor market, the moving average quarter April – June 2014 recorded an unemployment rate of 6.5%, increasing by 0.2 percentage points with respect to the previous quarter and 0.3 percentage points compared to the same period last year. In twelve months ending June 30, 2014, the employment levels and the labor force increased by 1.6% and 1.3%, respectively. By occupational category, self-employed workers registered for the sixth consecutive time the most significant impact, increasing by 5.9%. As per activity, employment was boosted by the manufacturing sector, followed by social services and health.

Regarding the Pension Industry, it is important to note that on April 29, 2014, the Chilean President Michelle Bachelet, through the Supreme Decree N° 718 from the Ministry of Finance, created the Government Advisory Commission (“the Bravo Commission”) in order to review the regulations ruling the Pension System (Decree Law N° 3,500 of 1980 and the Pension Reform Law N° 20,255 of 2008), and to analyze the system performance and to develop proposals to work on any deficiencies identified.

The Bravo Commission shall submit to the Chilean President a performance progress report in October 2014, summarizing commission’s members’ opinions, and informing the performance of the Pension System by identifying its main deficiencies. On July 9, 2014, ProVida presented its views and proposals to improve the pension system performance. The Commission shall prepare a final report containing the proposed initiatives to solve any deficiencies identified during the research, which will be submitted to the President in January 2015. The Commission will be dissolved after the submission of the final report.

On August 6, 2014, the Congressional Labor Committee approved the project to legislate on the incorporation of a state-owned AFP. This project intends to introduce more competition in the pension market, leading to reduced administration costs, improving service quality and increasing benefits for participants. In addition, such new AFP will be to address the most vulnerable workers, i.e., self-employed workers, lower-income workers and those living in remote areas far away from large urban centers. The project proposal may still change further during their congressional review. It is premature to predict the impact of such new AFP on our pension business.

In addition, a tax reform bill is currently pending in Chile which initially included a gradual increase in the corporate tax rate from 20% to 25% and the elimination of the taxable profits fund, an exemption on taxes on corporate income that is reinvested. As a result, we anticipate a one-time charge related to the increase in a deferred tax liability. The Ministry of Finance proposed amendments after the bill was introduced and some aspects of the tax reform may still change further. In fact, on July 15, 2014, the Chilean Senate signed a 15-point agreement (referred to as a “protocol”). Among many changes specified in this protocol, the most important is the distinction between two alternative regimes available for companies to choose as regards the application of corporate income tax (a “fully integrated regime” with a gradual increase in the tax rate to 25% and a “partially integrated regime” with a gradual increase in the tax rate to 27%, both by 2017). The final changes to the tax reform bill will be voted by the Congress during the next weeks.

As further described on a Form 6-K filed with the U.S. Securities and Exchange Commission (“SEC”) on June 6, 2014, the Company has taken steps to terminate its American Depositary Receipt ("ADR") program and intends to delist its American Depositary Shares from the New York Stock Exchange.

BUSINESS DEVELOPMENT

COMPREHENSIVE INCOME STATEMENT

Profit

During the first half of 2014 (1H14), the Company recorded a profit of Ch$57,833.7 million, a decrease of Ch$42,611.8 million or 42.4% as compared to the profit recorded in the same half of 2013 (1H13). This decrease is mainly explained by the one-time non-recurring gain on the sale of equity interests held in AFORE Bancomer in Mexico and AFP Horizonte in Peru (Ch$53,321.4 million, net of taxes) in the first quarter of 2013. Excluding the impact of these transactions; profit would have increased by 22.7%.

Regarding the recurring business, revenues increased by Ch$4,514.4 million (5.2%) in the 1H14 as compared to 1H13, caused by higher fee income (Ch$5,225.4 million or 6.4%) due to increased mandatory contributions from the growth in the taxable salary base of contributors. However, this result was partially offset by lower other revenues of Ch$711.0 million mainly due to both lower revenues from our subsidiary AFP Genesis in Ecuador, and lower financial revenues from the life and disability (L&D) insurance contract. The life and disability insurance contract was finalized and settled on March 31, 2014.

Operating expenses increased by Ch$6,141.4 million as compared to 1H13, partly explained by higher miscellaneous other operating expenses (Ch$2,256.4 million) mainly due to higher data processing and marketing expenses as part of our branding reinforcement campaign and updating of IT systems. Additionally, the period recorded higher employee related expenses (Ch$2,429.5 million) due to an increase in headcount aimed to improve our customer services. Likewise, L&D insurance premium showed a negative variance (Ch$1,455.4 million) due to the L&D insurance contract since in 2013 reversal of provisions was present, meanwhile the contract was terminated and settled on March 31, 2014.

Depreciation and amortization expenses decreased by Ch$856.2 million in 1H14 as compared to 1H13 mainly due to lower amortization expenses, due to a software write down in the last quarter of 2013 as our IT systems are being updated.

Mandatory investments recorded higher gains of Ch$16,578.0 million in 1H14 as compared to the same period in 2013. In figures, the weighted average nominal return of pension funds was +8.29% as compared to the return of +1.46% recorded in the same period in 2013. Behind this performance is most of the investments variable and fixed income components in both local and foreign markets.

Non-operating results decreased by Ch$68,377.4 million mainly related to the one-time non-recurring gain on the sale of foreign investments recognized in 1H13 (Ch$65,589.1 million) and lower profits from equity accounted associates of Ch$1,845.4 million as our investee AFC ceased operations in October 2013.

Income tax expense decreased by Ch$9,958.5 million, mainly due to lower pre-tax profits in 1H14 as compared to 1H13.

In 1H14, earnings per share (each ADR represents fifteen shares) were Ch$174.56 as compared to Ch$303.17 obtained in 1H13. As of June 30, 2014, the total number of outstanding shares (331,316,623) has no changes with respect to the same date in 2013.

Revenues

Revenues were Ch$90,605.7 million in 1H14, an increase of Ch$4,514.4 million or 5.2% as compared to the same period in 2013. This result was attributable to higher fee income of Ch$5,225.4 million as a result of higher mandatory contributions and it was partially offset by lower other revenues of Ch$711.0 million due to lower operating revenues from our subsidiary AFP Genesis in Ecuador, as well as lower revenues from the L&D insurance contract.

•
Fee income was Ch$86,626.8 million in 1H14, a Ch$5,225.4 million (6.4%) increase as compared to 2013. This result was attributable to higher mandatory contributions (Ch$5,042.2 million) from the growth in the taxable salary base of contributors.

As a result of the growing trend exhibited by fee income, ProVida has maintained its leading position in the pension industry with average market shares of 34% in terms of number of participants, 32% in terms of contributors and 27% in terms of salary base as of Jun 2014. In term of assets under management, ProVida’s market share was 28% as of June 30, 2014. In figures, the average number of contributors was 1,757,407, the monthly average salary base was US$1,614.0 million and assets under management amounted to US$47,458.9 million.

•
Other revenues were Ch$3,978.9 million in 1H14, lower by Ch$711.0 million (15.2%) as compared to 1H13. The decrease is primarily attributable to lower operating revenues of Ch$412.2 million from our subsidiary AFP Genesis in Ecuador; and lower financial revenues of Ch$271.4 million from the L&D insurance contract which was terminated and settled on March 31, 2014.

Mandatory investments

Gains from mandatory investments were of Ch$19,558.5 million in 1H14, an increase of Ch$16,578.0 million or 556.2% with respect to the gains recorded in 1H13. The increase is mainly due to a higher weighted average nominal return of pension funds of +8.29% as compared to +1.46% in the same period in 2013. The main contributions were Fund Type C (44% of the gains) with a nominal return of +8.50% and Fund Type D (17% of the gains) with a nominal return of +7.68%.

The nominal return obtained during the 1H14 mainly related to favorable returns yield by local and foreign stock markets. Additionally, foreign fixed income had a favorable effect in investments (High Yield debt, emerging market debt and convertible debt). Moreover, local fixed income also contributed due to lower nominal curves rates and inflation-indexed rates, as well as a reduction in corporate spread and the increased value of the Unidad de Fomento (U.F. – indexed linked unit of account) in the period.

Life and disability insurance premium

The life and disability insurance premium recorded an expense of Ch$17.0 million in 1H14, a negative variance of Ch$1,455.4 million as compared to the gain recorded in 1H13 due to a reversal of provisions made in 1H13, as claim costs were lower than prior period. The L&D insurance contract was finalized and settled on March 31, 2104.

Employee expenses

Employee expenses amounted to Ch$21,955.2 million in 1H14, an increase of Ch$2,429.5 million or 12.4% with respect 1H13. Such result is detailed as follows:

•
Wages and salaries of administrative personnel were Ch$11,844.0 million in 1H14, increasing by Ch$1,264.2 million or 11.9% as compared to the same period in 2013. This result was primarily attributable to higher staff as part of internalization of certain processes and the opening of 17 new branch offices to focus on our strategy of improving our customer quality services.

At the end of 1H14, average administrative staff was 1,172 workers, a 12.6% increase from the average of 1.041 at the end of 1H13. Total administrative staff at the end of 1H14 was 1,190, a 12.1% increase over 1,062 total staff at the end of 1H13.

•
Wages and salaries of sales personnel were Ch$8,321.8 million in the first half of 2014, a Ch$1.086.4 million or 15.0% increase as compared to the same half in 2013. Such increase was mainly caused by higher variable-based compensation paid in the period, mainly attributable to higher commissions paid to sales agents resulting from higher sales. The period had increased fixed compensation and benefit allowances expenses resulting from higher headcount.

The average number of sales employees was 785 workers in 1H14, a 8.3% increase with respect to the staff maintained in 1H13 (725 sales agents). Total sales employees as of June 30, 2014 were 790, an increase of 10.0% over 718 total staff as of June 30, 2013.

•
Short-term benefits to employees were Ch$1,514.0 million in 1H14, a Ch$341.4 million or 29.1% increase as compared to 1H13, due to higher provisions for performance bonuses required in 1H14 due to favorable results, and higher headcount.

•
Severance indemnities were Ch$275.4 million in 1H14, lower by Ch$262.5 million or 48.8% with respect to 1H13. This result was the outcome of lower severance payments made to administrative personnel during 1H14 as compared to 1H13.

Depreciation and amortization expenses

Depreciation and amortization expenses totaled Ch$3,534.2 million in 1H14, a Ch$856.2 million or 19.5% decrease with respect to 1H13. This variation is explained as follows:

•
Amortization expense was Ch$2,580.7 million in 1H14, a Ch$693.1 million or 21.2% decrease with respect to the last year. As our IT systems were updated, the previous software was written down in the last quarter of 2013.

•	Depreciation expense was Ch$953.5 million in 1H14, a Ch$163.1 million or 14.6% decrease with respect to the same period in 2013. This result was mainly the outcome of lower hardware depreciation.

Miscellaneous other operating expenses

Miscellaneous other operating expenses were Ch$17,792.6 million in 1H14, an increase of Ch$2,256.4 million or 14.5% with respect to 1H13 due to the following:

•
Marketing expenses were Ch$2,607.5 million in 1H14, an increase of Ch$1,780.1 million with respect to the same period in 2013. This increase was primarily due to higher advertising expenses (television, radio, web and social networks) as part of our rebranding campaign launched in 2014 to reinforce ProVida’s brand by emphasizing our core principles (customers’ proximity, quality service, education and trust).

•
Data processing expenses were Ch$3,323.4 million in 1H14, an increase of Ch$1,255.4 million or 60.7% with respect to 1H13, which is mainly explained by higher IT system expenditures incurred which allows us to focus on improving customers’ quality services.

•
Other operating expenses were Ch$1,438.4 million in 1H14, higher by Ch$6.5 million or 0.5% with respect to the same period in 2013. This slight increase is caused by higher disability qualification costs.

•
Administration expenses were Ch$10, 423.4 million in 1H14, a decrease of Ch$785.6 million or 7.0% as compared to the same period in 2013. This favorable variance was mainly explained by lower expenses for services received from BBVA Servicios Corporativos (former related party), also the period showed lower levels of write-offs as compared to prior period.

Financial income (expenses)

Financial income (expense) was Ch$709.1 million in 1H14, a decrease of Ch$898.1 million with respect to 1H13, mainly due to higher investment balances held in 1H13 from the proceeds received from the sale of the equity held in foreign companies in Mexico and Perú, with such proceeds distributed in the second half of 2013.

Share of the profit (loss) from equity accounted associates

Share of the profit (loss) from equity accounted associates was Ch$1,808.3 million in 1H14, a Ch$1,845.4 million or 50.5% decrease with respect to 1H13. This variance was attributable to the profits generated by the investee AFC in 1H13, which ceased its operations in October 2013. On the other hand, the investee Previred contributed higher profits in 1H14 as compared to 1H13.

Company	Country	1H14	1H13	Change	%
		(Millions of Chilean pesos, except percentages)

AFC	Chile	22.2	2,060.9	(2,038.7)	-98.9%
DCV	Chile	50.3	69.4	(19.1)	-27.6%
Previred	Chile	1,735.9	1,523.5	212.4	13.9%
TOTAL		1,808.3	3,653.8	(1,845.4)	-50.5%

Exchange differences

Exchange differences losses of Ch$50.5 million were recognized in 1H14, a decrease of Ch$103.9 million as compared to the gains recognized in 1H13. This result is attributable to higher balances denominated in U.S. dollars during the 1H13 mainly for the proceeds received from the sales of equity interests held in companies in Mexico and Peru.

Other non-operating revenues

Other non-operating revenues were Ch$1,383.5 million in 1H14, a decrease of Ch$65,598.5 million as compared to 1H13. This result was primarily attributable to higher pre-tax profits from the sale of equity interests held in companies in Mexico of Ch$38,755.2 million and in Peru of Ch$26,833.9 million included in the first quarter of 2013.

Other non-operating expenses

Other non-operating expenses were Ch$162.1 million in 1H14, a decrease of Ch$66.9 million as compared to 1H13. This result was primarily due to higher one-time non-recurring expenses in 1H13 as compared to 1H14.

Income tax expense

Income tax expense was Ch$12,710.0 million, a decrease of Ch$9,958.5 million as compared to 1H13, due to higher taxes paid in 1H13 as part of the sale of the foreign equity interest held in companies in Mexico and Peru.

STATEMENT OF FINANCIAL POSITION

Assets

Total assets amounted to Ch$384,235.5 million as of June 30, 2014, an increase of Ch$10,580.6 million or 2.8% with respect to December 31, 2013, as explained below:

•
Current assets as of June 30, 2014 were Ch$67,734.4 million, decreasing by Ch$11,287.0 million or 14.3% with respect to December 31, 2013. This result was partially attributable to lower receivable accounts for current taxes of Ch$11,237.4 million, due to lower monthly provisional payments, since the comparison is between a six-month-period against a full year.

In addition, the period recorded lower financial assets at fair value through profit and loss of Ch$2,114.3 million from the subsidiary AFP Genesis due to the distribution of final dividends in April 2014. Also, in AFP ProVida there was lower cash and cash equivalents of Ch$3,340.7 million mainly due to the distribution of final dividends from profits generated in 2013, which was partially offset by inflows generated from the recurring business during the first half of the year.

The above was partially offset by higher trade and other receivables of Ch$5,811.3 million related to the current recoverable tax asset as part of the income tax return filed in April 2014.

•
Non-current assets amounted to Ch$316,501.0 million as of June 30, 2014, an increase of Ch$21,867.6 million or 7.4% with respect to December 31, 2013. This variance was mainly driven by higher mandatory investments of Ch$22,889.2 million due to both normal contributions made by contributors and the favorable overall return of pension funds during the period. Additionally, the period recorded higher investment equity balances due to gains from equity accounted associates of Ch$1,814.7 million, mainly from Previred.

The aforementioned was partially offset by lower intangible assets (Ch$2,037.7 million) as per the normal amortization of the customer list.

Liabilities

Total liabilities amounted to Ch$101,639.8 million as of June 30, 2014, a decrease of Ch$30,008.2 million or 22.8% with respect to December 31, 2013, as explained as follows:

•
Current liabilities were Ch$61,904.7 million as of June 30, 2014, declining by Ch$33,341.8 million or 35.0% with respect to December 31, 2013. This result was due to lower trade and other payables of Ch$18,083.0 million due to lower levels of legal minimum dividends (equivalent to 30% of the profit) as of June 30, 2014, as compared to the legal minimum dividends accrued due to higher profits shown in 2013.

The period also recorded a lower amount of current tax payables of Ch$12,370.2 million, as part of the income tax return filed in April 2014 offset by the recognition of the income tax provision for the 2014.

Additionally, the period recorded lower provisions of Ch$2,186.2 million, primarily referred to the use of the 2013 provisions for profit bonuses that were paid in 1Q14 and for vacations taken by employees in 1Q14.

•
Non-current liabilities were Ch$39,735.1 million as of June 30, 2014, an increase of Ch$3,333.6 million or 9.2% with respect to December 31, 2013. This result was mainly due to higher deferred tax liabilities of Ch$3,340.0 million, related to gains from mandatory investments during the period.

Shareholders’ equity

Total shareholders’ equity amounted to Ch$282,595.7 million as of June 30, 2014, increasing by Ch$40,588.7 million or 16.8% with respect to December 31, 2013. This increase is due to the recognition of 1H14 profits, which was partially offset by the respective minimum dividends. It is noteworthy that 2013 included the distribution of an extraordinary dividend against retained earnings of periods previous to 2012, associated to excess of cash flows generated from the sale of equity interests held in the foreign companies in Mexico and Peru.

Exchange rate

As of June 30, 2014, the exchange rate was Ch$552.72 per U.S. dollar, while at the same date in 2013, it was Ch$507.16 per U.S. dollar. In 1H14, the Chilean peso depreciated by 5.4% against the U.S. dollar, and in 1H13 by 5.7%

COMPREHENSIVE INCOME STATEMENT

	1H14	1H13	Change	%
	(Millions of Chilean pesos, except percentages)

Revenues	90,605.7	86,091.4	4,514.4	5.2%
Gain on mandatory investments	19,558.5	2,980.5	16,578.0	556.2%
Life and disability insurance premium expense (less)	(17.0)	1,438.5	(1,455.4)	-101.2%
Employee expenses (less)	(21,955.2)	(19,525.6)	(2,429.5)	12.4%
Depreciation and amortization (less)	(3,534.2)	(4,390.4)	856.2	-19.5%
Impairment losses (less)
Miscellaneous other operating expenses (less)	(17,792.6)	(15,536.2)	(2,256.4)	14.5%
Finance costs (less)	(9.9)	(11.5)	1.5	-13.4%
Income (loss) from investments	709.1	1,607.2	(898.1)	-55.9%
Share of the profit (loss) from equity accounted associates	1,808.3	3,653.8	(1,845.4)	-50.5%
Exchange differences	(50.5)	53.4	(103.9)	-194.7%
Other non-operating income	1,383.5	66,982.0	(65,598.5)	-97.9%
Other non-operating expenses (less)	(162.1)	(229.0)	66.9	-29.2%

PROFIT (LOSS) BEFORE TAX	70,543.7	123,114.0	(52,570.3)	-42.7%

Income tax expense	(12,710.0)	(22,668.5)	9,958.5	-43.9%

Profit (loss) after tax from continuing operations	57,833.7	100,445.5	(42,611.8)	-42.4%

PROFIT (LOSS)	57,833.7	100,445.5	(42,611.8)	-42.4%

STATEMENT OF FINANCIAL POSITION

	6/30/2014	12/31/2013	Change	%
	(Millions of Chilean pesos, except percentages)

Current assets	67,734.4	79,021.5	(11,287.0)	-14.3%
Non-current assets	316,501.0	294,633.4	21,867.6	7.4%

TOTAL ASSETS	384,235.5	373,654.9	10,580.6	2.8%

Current liabilities	61,904.7	95,246.5	(33,341.8)	-35.0%
Non-current liabilities	39,735.1	36,401.4	3,333.6	9.2%

Shareholders' Equity	282,595.7	242,006.9	40,588.8	16.8%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	384,235.5	373,654.9	10,580.6	2.8%

CASH FLOW STATEMENT

	1H14	1H13	Change	%
	(Millions of Chilean pesos, except percentages)

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES	41,309.4	36,246.1	5,063.3	14.0%
Cash flow from (used in) operations	55,621.4	48,329.1	7,292.3	15.1%
Cash flow from (used in) other operating activities	(14,312.0)	(12,083.0)	(2,229.0)	18.4%

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES	(2,652.0)	110,478.6	(113,130.6)	-102.4%

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	(41,998.2)	(153,515.9)	111,517.8	-72.6%

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	(3,340.7)	(6,791.2)	3,450.5	-50.8%

AFP PROVIDA S.A.
COMPARATIVE ANALYSIS OF THE SECOND QUARTER OF 2014

Profit

During the second quarter of 2014 (2Q14), the Company recorded a profit of Ch$27,771.6 million, an increase of Ch$6,302.7 million or 29.4% with respect to profit recorded in the second quarter of 2013 (2Q13), primarily due to favorable returns from mandatory investments.

Regarding the recurring business, revenues increased by Ch$2,176.3 million (5.1%) in 2Q14 as compared to the same quarter in 2013, sustained by higher fee income (Ch$2,509.1 million) due to increased mandatory contributions. This result was slightly offset by lower other revenues of Ch$332.7 million mainly due to lower revenues from the subsidiary AFP Genesis in Ecuador.

In 2Q14, operating expenses increased by Ch$3,247.2 million with respect to 2Q13, attributable to other operating expenses (Ch$1,251.4 million) primarily related to the implementation of an advertising rebranding campaign for ProVida, as well as higher personnel expenses (Ch$1,273.5 million), associated with both higher administrative and sales staff aimed to improve our customer services.

Depreciation and amortization expenses decreased by Ch$456.3 million in 2Q14 as compared to 2Q13, mainly due to lower amortization expenses driven by software that was written down in the last quarter of 2013 as our IT systems are being updated.

During the quarter, mandatory investments recorded gains, representing a favorable variance of Ch$11,635.0 million in 2Q14 as compared to the losses recorded in the same quarter of 2013, primarily due to favorable returns shown in foreign and local markets in 2014.

Non-operating result decreased by Ch$1,812.1 million mainly related to lower gains from associates (Ch$1,233.8 million) as the investee AFC ceased operations in October 2013.

Income tax expense increased by Ch$2,923.6 million, due to a higher pre-tax profit recorded in 2Q14.

Revenues

In 2Q14, revenues were Ch$45,090.4 million, an increase of Ch$2,176.3 million or 5.1% with respect to the same quarter in 2013. This result was primarily triggered by higher fee income of Ch$2,509.1 million due to the growth observed in mandatory contributions.

•
Fee income was Ch$43,078.8 million in 2Q14, an increase of Ch$2,509.1 million (6.2%) with respect to the same quarter in 2013. This result was primarily driven by higher mandatory contributions given the growth experienced by salary base (6.1%) as the outcome of the increase in the taxable salary base of contributors.

•
Other revenues amounted to Ch$2,011.6 million in 2Q14, decreasing by Ch$332.7 million (14.2%) with respect to 2Q13. This result was driven by lower revenues of Ch$211.1 million from AFP Genesis in Ecuador; lower revenues of Ch$93.3 million for services rendered to AFC, and lower financial revenues of Ch$67.9 million from the L&D insurance contract, which was settled in 1Q14.

Gains on mandatory investments

During 2Q14, mandatory investments recorded gains of Ch$10,489.4 million, higher by Ch$11,635.0 million, with respect to the losses recorded in 2Q13. The weighted average nominal return of pension funds was +4.25% in 2Q14 as compared to a -0.46% return recorded in 2Q13. This result was boosted by higher returns yields in local and foreign markets shown in 2Q14.

Life and disability insurance premium

In 2Q14, the life and disability insurance premium was nil, a negative deviation of Ch$722.3 million with respect to gains registered in 2Q13. This result was the outcome of the termination of the L&D insurance contract in 1Q14. In addition, 2Q13 included a reversal of provisions as claim costs were lower than prior period.

Employee expenses

Employee expenses amounted to Ch$11,237.1 million in 2Q14, an increase of Ch$1,273.5 million or 12.8% with respect to 2Q13. This increase was driven by higher wages and salaries of administrative and sales personnel and short term benefits to employees. In more detail, the change is explained as follows:

•
Wages and salaries of administrative personnel amounted to Ch$6,245.5 million in 2Q14, higher by Ch$687.8 million or 12.4% with respect to the same quarter in 2013. This result was primarily attributable to higher staff as part of internalization of certain processes and the opening of 17 new branch offices to focus on our 2014 strategy of improving our customers’ quality services.

The local average administrative staff was 1,178 workers in 2Q14, as compared to 1,047 in 2Q13, that is an increase of 12.5% (131 workers).

•
Wages and salaries of sales personnel amounted to Ch$3,948.7 million in 2Q14, rising by Ch$201.4 million or 5.4% with respect to the same quarter in 2013. The increase is explained by higher sales in 2Q14 and consequently higher sales commissions paid as compared to 2Q13.

The local average number of sales agents was 773 workers in 2Q14, an increase of 1.5% with respect to the number maintained in 2Q13 (762 sales agents).

•
Short term benefits to employees amounted to Ch$767.4 million in 2Q14, an increase of Ch$260.8 million or 51.5% with respect to 2Q13, due to a higher provision for performance bonuses made in the quarter for administrative personnel, as ProVida has generated better results regarding the recurring business. Also, due to an increased salaries related to higher headcount in 2Q14.

•
Severance indemnities were Ch$275.4 million in 2Q14, an increase of Ch$123.5 million or 81.3% regarding 2Q13, due to higher severance indemnities paid to sales personnel in order to improve the sales force profile.

Depreciation and amortization expenses

The depreciation and amortization expenses were Ch$1,753.6 million in 2Q14, a decrease of Ch$456.3 million or 20.6% with respect to 2Q13. This evolution is explained as follows:

•
Amortization expense was Ch$1,290.3 million in 2Q14, a Ch$353.1 million or 21.5% decrease with respect to 2Q13. This decrease was the outcome of the write down of the software at the end of 2013, as per our IT systems are being updated.

•	Depreciation expense was Ch$463.3 million in 2Q14, a Ch$103.2 million or 18.2% decrease with respect to 2Q13. This result was mainly due to lower hardware depreciation.

Miscellaneous other operating expenses

Miscellaneous other operating expenses were Ch$9,260.0 million in 2Q14, an increase of Ch$1,251.4 million or 15.6% with respect to 2Q13, explained as follows:

•
In 2Q14, marketing expenses were Ch$1,798.2 million, higher by Ch$1,465.0 million with respect to the same quarter in 2013. This result was mainly attributable to higher expenses incurred in our rebranding campaign intended to promote ProVida’s core principles.

•
Data processing expenses were Ch$1,486.8 million in 2Q14, an increase of Ch$375.3 million or 33.8% with respect to 2Q13. This increase was primarily driven by higher IT system expenditures incurred which allows us to focus on improving customers’ quality services.

•	Other operating expenses were Ch$741.9 million in 2Q14, an increase of Ch$35.7 million or 5.1% with respect to the same quarter in 2013. This increase was due to higher disability qualification costs.

•
Administration expenses amounted to Ch$5,233.1 million in 2Q14, a decrease of Ch$624.7 million or 10.7% with respect to the same quarter in 2013. This favorable result is mainly explained by lower expenses for services received from BBVA Servicios Corporativos (former related party), also the period showed lower levels of write-offs as compared to prior period.

Financial income (expenses)

Financial income (expense) for 2Q14 amounted to Ch$307.0 million, decreasing by Ch$617.4 million (66.8%) as compared to the same quarter in 2013. This result was mainly due to higher investment balances held in 1H13 from the proceeds received from the sale of the equity interests held in foreign companies in Mexico and Peru, with such proceeds distributed in the second half of 2013.

Share of the profit (loss) from equity accounted associates

Share of the profit (loss) from equity accounted associates was Ch$962.6 million in 2Q14, lower by Ch$1,233.8 million or 56.2% with respect to 2Q13. This decrease was mainly attributable to the investee AFC ceasing its operations in October 2013, explaining the negative variance of Ch$1,331.6 million.

Company	Country	2Q14	2Q13	Change	%
		(Millions of Chilean pesos, except percentages)

AFC	Chile	32.3	1,363.8	(1,331.6)	-97.6%
DCV	Chile	33.6	37.2	(3.5)	-9.5%
Previred	Chile	896.7	795.4	101.3	12.7%
TOTAL		962.6	2,196.4	(1,233.8)	-56.2%

Exchange differences

The exchange differences generated losses of Ch$67.1 million in 2Q14, in line with losses recorded in 2Q13 which amounted to Ch$67.4 million.

Other non-operating revenues

Other non-operating revenues were Ch$458.5 million in 2Q14, lower by Ch$70.7 million or 13.4% with respect to the same quarter in 2013. This result was due to 2Q13 proceeds of Ch$105.1 million from the sale of properties that were not being used by ProVida.

Other non-operating expenses

Other non-operating expenses were Ch$72.4 million in 2Q14, a decrease of Ch$108.8 million with respect to the same quarter in 2Q13. This variance was due to lower one-time non-recurring expenses in 2Q14 as compared to 2Q13.

Income tax expense

The income tax expense was Ch$7,159.0 million in 2Q14, higher by Ch$2,923.6 million, due to higher pre-tax profits recorded in 2Q14 as compared to 2Q13.

Exchange rate

In 2Q14, a depreciation of 0.28% of Chilean peso against the U.S. dollar was recorded, while in 2Q13 the depreciation was 7.44%.

COMPREHENSIVE INCOME STATEMENT

	2Q14	2Q13	Change	%
	(Millions of Chilean pesos, except percentages)

Revenues	45,090.4	42,914.1	2,176.3	5.1%
Gain on mandatory investments	10,489.4	(1,145.6)	11,635.0	-1015.6%
Life and disability insurance premium expense (less)	-	722.3	(722.3)	-100.0%
Employee expenses (less)	(11,237.1)	(9,963.6)	(1,273.5)	12.8%
Depreciation and amortization (less)	(1,753.6)	(2,209.9)	456.3	-20.6%
Impairment losses (less)	17.9	–	17.9
Miscellaneous other operating expenses (less)	(9,260.0)	(8,008.6)	(1,251.4)	15.6%
Finance costs (less)	(5.0)	(5.7)	0.7	-12.9%
Income (loss) from investments	307.0	924.4	(617.4)	-66.8%
Share of the profit (loss) from equity accounted associates	962.6	2,196.4	(1,233.8)	-56.2%
Exchange differences	(67.1)	(67.4)	0.3	-0.4%
Other non-operating income	458.5	529.2	(70.7)	-13.4%
Other non-operating expenses (less)	(72.4)	(181.2)	108.8	-60.0%

PROFIT (LOSS) BEFORE TAX	34,930.6	25,704.4	9,226.2	35.9%

Income tax expense	(7,159.0)	(4,235.5)	(2,923.6)	69.0%

Profit (loss) after tax from continuing operations	27,771.6	21,468.9	6,302.7	29.4%

PROFIT (LOSS)	27,771.6	21,468.9	6,302.7	29.4%

Important Notice

This notice contains statements that constitute forward-looking statements. Forward-looking statements may include but are not limited to words such as "believe", "expect", "estimate", "project", "anticipate", "should", "intend", "probability", "risk", "target", "goal", "objective" and similar expressions or variations on such expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. AFP ProVida undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in its business or acquisition or divestures strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	August 14, 2014	By:	/s/ Rodrigo Diaz
			Name:	Rodrigo Diaz
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	August 14, 2014	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Chief Financial Officer